Exhibit (h)(21)

EXPENSE LIMITATION AGREEMENT

JANUS INVESTMENT FUND

Janus Henderson Short Duration Flexible Bond Fund

December 15, 2025

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Janus Henderson Short Duration Flexible Bond Fund (the “Fund”), as reflected in Schedule A. This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing January 2, 2026, under the following conditions:

In the event the operating expenses allocated to any class of the Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed the percentage of average daily net assets set forth in Schedule A, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, out-of-pocket transfer agency/shareholder servicing costs, including networking/omnibus/shareholder servicing fees payable by any share class; the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions, and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

Additional Non-Standard Waiver

In addition, the Adviser shall reimburse or waive out-of-pocket transfer agency/shareholder servicing costs, including networking/omnibus/shareholder servicing fees, payable by any share class of the Fund so that such fees, in the aggregate, do not exceed 0.06% of a share class’ average daily net assets. Such reimbursement or waiver shall be in addition to fees and expenses otherwise waived/reimbursed as noted above.

This waiver/reimbursement will continue in effect for a one-year term commencing on January 2, 2026, unless otherwise revised, extended, or terminated by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		JANUS INVESTMENT FUND

By:	/s/ Jesper Nergaard	By:	/s/ Stephanie Grauerholz
	Name: Jesper Nergaard		Name: Stephanie Grauerholz
	Title: Vice President and Head of U.S. Fund Administration		Title: Vice President, Secretary, and Chief Legal Officer

Schedule A

Fund Name	Expense Limit (%)
Fixed Income
Janus Henderson Short Duration Flexible Bond Fund[1]	0.32

[1]

The Adviser shall reimburse or waive out-of-pocket transfer agency/servicing costs, including networking, omnibus, and servicing fees, payable by any share class so that such fees, in the aggregate, do not exceed 0.06% of a share class’ average daily net assets.

3